Lori B. Morgan

lmorgan@bassberry.com

(615) 742-6280

December 11, 2015

Anu Dubey, Esq.

Division of Investment Management, Examiner

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Gladstone Capital Corporation – Preliminary Proxy Statement, File No. 814-00237 (the “Preliminary Proxy”)

Dear Anu:

On behalf of Gladstone Capital Corporation (the “Company”), and in response to oral comments received from the staff of Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 12, 2015 and November 13, 2015 (the “Comments”) relating to the Company’s Preliminary Proxy Statement filed via EDGAR as a PRE 14A filing on November 6, 2015, we submit this letter containing the Company’s responses to the Staff’s Comments, which have been incorporated into the Company’s Definitive Proxy Statement (“Definitive Proxy Statement”) filed via EDGAR as a DEF 14A filing on December 11, 2015. For your convenience, we have set forth below the Staff’s Comment followed by its response.

1.

Comment: For companies other than registered investment companies, broker non-votes are not permitted on the election of directors, which is considered a non-routine matter. Please confirm supplementally that there will be no broker non-votes in the Company’s 2016 Annual Meeting of Stockholders.

Response: The Company acknowledges the Staff’s comment and hereby confirms that there will be no broker non-votes in the Company’s 2016 Annual Meeting of Stockholders.

2.	Comment: Please consistently disclose on pages 10 and 12 of the Definitive Proxy Statement, the reasons why Messrs. Brubaker and Gladstone are interested directors and are not independent directors.

Response: In response to the Staff’s comment, the Company has consistently disclosed the reasons why Messrs. Brubaker and Gladstone are interested directors and are not independent directors on pages 13 and 15 of the Definitive Proxy Statement.

In responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

150 Third Avenue South, Suite 2800

Nashville, TN 37201

bassberry.com

December 11, 2015

•	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (615) 742-6280 or email me at lmorgan@bassberry.com or call Sehrish Siddiqui at (901) 543-5979 or email her at ssiddiqui@bassberry.com, if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Lori B. Morgan
Lori B. Morgan